Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2011 Results

•	Revenues grew 5% before currency
•	Underlying operating profit up 12%
•	Underlying operating profit margin was 22.0%, up 80 basis points
•	Adjusted earnings per share were $0.56 vs. $0.45 in third quarter 2010
•	2011 Outlook affirmed

NEW YORK, November 1, 2011  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the third quarter ended September 30, 2011. The company reported ongoing revenues of $3.3 billion, a 5% increase before currency (8% including currency), and underlying operating profit of $717 million, up 12%.

Adjusted earnings per share (EPS) were $0.56 compared to $0.45 in the prior-year period.

“I am pleased with the performance of our business in the third quarter, a period during which we continued to grow revenues and expand margins,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“In the quarter we also initiated a set of strategic, product and organizational changes to address those parts of our current Markets division that are not performing up to our expectations. We expect the benefit of these changes will improve sales performance in 2012 and benefit 2013 revenue growth.”

Consolidated Financial Highlights
	Three Months Ended September 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2011	2010	Change
Revenues	$3,453	$3,256	6%
Operating profit	$659	$356	85%
Diluted earnings per share (EPS)	$0.44	$0.32	38%
Cash flow from operations	$576	$476	21%

Non-IFRS Financial Measures1	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$3,258	$3,030	8%		5%
Adjusted EBITDA	$940	$767	23%		20%
Adjusted EBITDA margin	28.9%	25.3%	360	bp	370	bp
Underlying operating profit	$717	$642	12%		10%
Underlying operating profit margin	22.0%	21.2%	80	bp	90	bp
Adjusted earnings per share (EPS)	$0.56	$0.45	24%
Free cash flow	$360	$215	67%

•
Revenues from ongoing businesses were $3.3 billion, a 5% increase before currency. Strong growth across the Professional division, up 10%, and a 1% increase in Markets division revenues drove the overall increase.

________________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.  Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Third-Quarter 2011 Results

•
Adjusted EBITDA increased 23% and the corresponding margin was 28.9% versus 25.3% in the prior-year period. Excluding currency, adjusted EBITDA increased 20% and the corresponding margin increased 370 basis points.

•
Underlying operating profit increased 12% and the corresponding margin was 22.0% versus 21.2% in the same period in 2010. Excluding currency, underlying operating profit increased 10% and the corresponding margin increased 90 basis points.

•	Adjusted EBITDA growth and underlying operating profit growth across both divisions were due to flow-through from higher revenues, integration savings and the benefit of currency.
•	Adjusted EPS was $0.56 compared to $0.45 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration costs.

Third-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of businesses that have been or are expected to be sold or closed.

Professional Division

	Three Months Ended September 30, (Millions of U.S. dollars, except margins)

	2011	2010	Change		Change Before Currency

Revenues
Legal	$896	$825	9%		8%
Tax & Accounting	$272	$226	20%		20%
Intellectual Property & Science	$215	$193	11%		10%
Professional Division Total	$1,383	$1,244	11%		10%
							Margin
Adjusted EBITDA							2011	2010
Legal	$343	$321	7%				38.3%	38.9%
Tax & Accounting	$77	$62	24%				28.3%	27.4%
Intellectual Property & Science	$79	$64	23%				36.7%	33.2%
Professional Division Total	$499	$447	12%		11%
Adjusted EBITDA Margin	36.1%	35.9%	20	bp	10	bp

Operating profit
Legal	$270	$252	7%				30.1%	30.5%
Tax & Accounting	$50	$41	22%				18.4%	18.1%
Intellectual Property & Science	$64	$50	28%				29.8%	25.9%
Professional Division Total	$384	$343	12%		11%
Operating Profit Margin	27.8%	27.6%	20	bp	30	bp

•	Revenues were up 10%, driven by solid growth across all businesses. Legal grew 8%, Tax & Accounting increased 20% and Intellectual Property & Science was up 10%.
•
EBITDA increased 12% compared to the prior-year period. The corresponding margin was 36.1%, an increase of 20 basis points as flow-through from higher revenues was partly offset by the negative impact of the revenue mix in the Legal segment and the dilutive effect of acquisitions.

Thomson Reuters Reports Third-Quarter 2011 Results

•
Operating profit was up 12% compared to the prior-year period. The corresponding margin was 27.8%, 20 basis points higher than the prior-year period. Acquisitions negatively impacted the margin by 110 basis points.

Legal

•
Revenues increased 8% compared to the prior-year period. US Law Firm Solutions grew 3% as a 17% increase in Business of Law (FindLaw and Elite) was offset by a 3% decline in research-related revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 13% (3% organic and 10% from acquisitions). Global businesses grew 10% (4% organic and 6% from acquisitions) with strong growth in Latin America and Canada.

•	EBITDA increased 7% and the associated margin was 38.3% compared to 38.9% in the prior-year period.
•
Operating profit increased 7% and the associated margin was 30.1% compared to 30.5% in the prior-year period. The margin decrease was primarily due to a change in business mix and the dilutive effect of acquisitions.

•	WestlawNext has been sold to over 29,000 customers since its launch in February 2010 – representing 46% of Westlaw’s revenue base.

Tax & Accounting

•	Revenues were up 20% compared to the prior-year period, led by growth in income tax software sales and electronic filing of tax returns, strong growth in Checkpoint and acquisitions.
•	EBITDA increased 24% and the related margin increased 90 basis points to 28.3% primarily driven by strong flow-through from revenues and the result of efficiency initiatives.
•
Operating profit increased 22% and the related margin increased 30 basis points to 18.4%. The increase was due to strong flow-through from revenues and efficiency initiatives, partly offset by the dilutive effect of acquisitions.

Intellectual Property & Science

•
Revenues were up 10% compared to the prior-year period. Growth was driven by IP Solutions, which was up 12%, led by IP Management Services. Scientific & Scholarly Research grew 8% due to timing benefits related to significant backfile sales and growth in core information offerings. Life Sciences increased 9% due to continued demand for biology and disease analytics products and acquisitions.

•	EBITDA was up 23% with the corresponding margin increasing 350 basis points to 36.7%.
•
Operating profit was up 28% with the corresponding margin increasing to 29.8%. The increase in EBITDA and operating profit margins was primarily due to revenue flow-through and included timing benefits. The year-to-date operating profit margin of 27.6% is believed to be more reflective of the business segment’s full-year performance.

Thomson Reuters Reports Third-Quarter 2011 Results

Markets Division

	Three Months Ended September 30, (Millions of U.S. dollars, except margins)

	2011	2010	Change		Change Before Currency
Revenues
Sales & Trading	$936	$886	6%		2%
Investment & Advisory	$550	$550	0%		-3%
Enterprise	$309	$273	13%		8%
Media	$83	$79	5%		0%
Markets Division Total	$1,878	$1,788	5%		1%

Adjusted EBITDA	$525	$473	11%		8%
Adjusted EBITDA Margin	28.0%	26.5%	150	bp	170	bp

Operating Profit	$382	$353	8%		4%
Operating Profit Margin	20.3%	19.7%	60	bp	60	bp

•
Revenues increased 1%. Strong revenue growth in Enterprise and Tradeweb was partly offset by weakness in Investment Management and Exchange Traded Instruments. Revenue growth would have been 2% excluding a 5% decline in recoveries (pass-through revenues from third-party services such as exchange fees).

•
Recurring subscription-related revenues were flat. Transactions-related revenues increased 15% due to the increase in the company’s ownership in Tradeweb and higher transaction volumes. Outright revenues declined 9%.

•	By geography, revenues in Asia increased 2%; revenues in Europe, Middle East and Africa (EMEA) were flat while revenues in the Americas increased 1%.
•	EBITDA was $525 million, up 11%, with a related margin of 28.0%. Excluding currency, EBITDA increased 8% and the related margin rose 170 basis points.
•
Operating profit was $382 million, up 8%, with a related margin of 20.3%. Excluding currency, operating profit increased 4% and the related margin rose 60 basis points due to flow-through of integration savings.

•	Markets has sold or migrated more than 32,000 Thomson Reuters Eikon desktops since the launch of the new desktop offering in September 2010.
•
A number of operational and organizational changes were made during the quarter that are intended to drive growth and capture operating efficiencies, including reorganizing the sales force, flattening the management structure and reprioritizing the product development roadmap.

Sales & Trading

•
Revenues were up 2% driven by 11% organic growth at Tradeweb and an increase in Thomson Reuters ownership in the business. Revenue growth was partly offset by a 9% decline in recoveries. Excluding recoveries, revenues grew 4%.

•	The Treasury business was up 1% in the quarter.
•	Exchange Traded Instruments declined 6% due to planned shutdowns of low-margin products and the continued reduction of recoveries revenues as exchanges move to direct billing.

Thomson Reuters Reports Third-Quarter 2011 Results

Investment & Advisory

•	Revenues declined 3%. A 4% increase in Corporates revenues and flat revenues in Investment Banking were offset by weak performance in Investment Management which declined 8%.
•	Improving performance in Investment Management is a key objective of the recent reorganization of the Markets division.

Enterprise

•	Revenues grew 8% driven by the continuing trend among customers to invest in pricing and reference data, low-latency data feeds and hosting solutions.
•	The Enterprise Content business grew 16%, driven by growth in pricing and reference data. Omgeo’s revenues grew 12% due to higher equity volumes.
•
Thomson Reuters Elektron continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions. In total, 14 data hosting centers are up and running.

Media

•	Revenues were flat with a decline in the News Agency business offset by growth in the Consumer business.
•	The News Agency business decreased 1% due to the planned shutdown of the Agency’s studio business. The Consumer business was up 5% due to higher advertising sales in the Americas.

Financial Highlights – Nine Months

	Nine Months Ended September 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2011	2010	Change
Revenues	$10,230	$9,612	6%
Operating profit	$1,888	$1,112	70%
Diluted earnings per share (EPS)	$1.41	$0.82	72%
Cash flow from operations	$1,655	$1,669	-1%

Non-IFRS Financial Measures1	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$9,561	$8,907	7%		4%
Adjusted EBITDA	$2,548	$2,167	18%		14%
Adjusted EBITDA margin	26.6%	24.3%	230	bp	230	bp
Underlying operating profit	$1,922	$1,745	10%		7%
Underlying operating profit margin	20.1%	19.6%	50	bp	40	bp
Adjusted earnings per share (EPS)	$1.44	$1.19	21%
Free cash flow	$933	$852	10%

•
Revenues from ongoing businesses were $9.6 billion, a 4% increase before currency. Strong growth across the Professional division, up 9%, and a 2% increase in the Markets division revenues contributed to the overall increase.

•	Adjusted EBITDA increased 18%, and the corresponding margin was 26.6% versus 24.3% in the prior-year period primarily due to flow-through from higher revenues, integration savings and the

Thomson Reuters Reports Third-Quarter 2011 Results

benefit of currency. Excluding currency, EBITDA increased 14% and the corresponding margin increased 230 basis points.
•
Underlying operating profit increased 10% and the corresponding margin was 20.1%, versus 19.6% in the same period in 2010. Excluding currency, underlying operating profit increased 7% and the corresponding margin increased 40 basis points.

•	Adjusted EPS was $1.44 compared to $1.19 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration costs.
•	Free cash flow was $933 million, up 10% compared to the prior-year period. Corporate expenses were $186 million versus $161 million in the prior-year period.

Integration Programs

At the end of the third quarter of 2011, Thomson Reuters had achieved combined run-rate savings of $1.6 billion from the Reuters integration and legacy savings programs. An incremental $65 million in run-rate-savings was achieved during the third quarter of 2011.

Integration-related costs totaled $39 million in the third quarter and are forecast to be approximately $200 million for the full-year 2011.

Business Outlook (Before Currency)

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters today reaffirmed its business outlook for 2011 that was previously communicated in February. The business outlook is provided for ongoing businesses and is based on 2010 results that have been restated to remove the results of the Healthcare business as well as other disposals.

Thomson Reuters expects revenues to grow mid-single digits in 2011.

Thomson Reuters expects adjusted EBITDA margin to increase by at least 300 basis points in 2011 reflecting revenue growth and the completion of integration programs.

Thomson Reuters expects underlying operating profit margin to increase by at least 100 basis points in 2011.

The company expects that strong adjusted EBITDA growth in 2011 will contribute to a 20% - 25% increase in reported free cash flow.

Dividend and Share Repurchases

As previously announced, Thomson Reuters increased its 2011 annual dividend by $0.08 per share to $1.24 per share. A quarterly dividend of $0.31 per share is payable on December 15, 2011 to shareholders of record as of November 17, 2011.

As of October 31, 2011 the company has repurchased 10.8 million shares for an aggregate purchase price of $325 million pursuant to its Normal Course Issuer Bid (NCIB). The NCIB program which was renewed on May 6, 2011, authorizes the company to purchase up to 15 million shares.

Thomson Reuters Reports Third-Quarter 2011 Results

Recent Developments

The company announced on September 28, 2011 that James C. Smith, former chief executive officer of the Professional division, was named chief operating officer of Thomson Reuters. In connection with the creation of this new role, the company announced that it will disband its current divisional structure (Markets and Professional divisions) and transition to a set of focused business units. For the balance of the year, the company will maintain its current financial reporting structure.

Separately, Robert D. Daleo, chief financial officer, informed the Board of his intention to retire in July 2012 when he turns 63 years old. Mr. Daleo has served as CFO since 1998. The company announced that Stephane Bello, currently chief financial officer of the Professional division, will succeed him as chief financial officer of Thomson Reuters, effective January 1, 2012, and Mr. Daleo will then serve as vice chairman of the company until his retirement.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2011 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth

Thomson Reuters Reports Third-Quarter 2011 Results

led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2011 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Division and Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2011	2010	Change	Organic	2011	2010	Change	Organic
Revenues
Legal (1)	$896	$825	9%	2%	$2,527	$2,295	10%	3%
Tax & Accounting (1)	272	226	20%	6%	780	696	12%	5%
Intellectual Property & Science (1)	215	193	11%	8%	627	582	8%	4%
Professional Division	1,383	1,244	11%	4%	3,934	3,573	10%	4%
Sales & Trading	936	886	6%	0%	2,803	2,644	6%	-1%
Investment & Advisory	550	550	0%	-3%	1,668	1,659	1%	-2%
Enterprise	309	273	13%	8%	917	801	14%	10%
Media	83	79	5%	0%	249	238	5%	0%
Markets Division	1,878	1,788	5%	0%	5,637	5,342	6%	1%
Eliminations	(3)	(2)			(10)	(8)
Revenues from ongoing businesses (2)	3,258	3,030	8%	2%	9,561	8,907	7%	2%
Before currency			5%				4%
Other businesses (3)	195	226			669	705
Revenues	$3,453	$3,256	6%		$10,230	$9,612	6%

Adjusted EBITDA (4)
Legal (1)	$343	$321	7%		$915	$854	7%
Tax & Accounting (1)	77	62	24%		214	175	22%
Intellectual Property & Science (1)	79	64	23%		216	198	9%
Professional Division	499	447	12%		1,345	1,227	10%
Markets Division	525	473	11%		1,528	1,375	11%
Corporate expenses	(45)	(50)			(174)	(145)
Integration programs expenses	(39)	(103)			(151)	(290)
Adjusted EBITDA	$940	$767	23%		$2,548	$2,167	18%

Underlying Operating Profit (5)
Legal (1)	$270	$252	7%		$692	$654	6%
Tax & Accounting (1)	50	41	22%		143	113	27%
Intellectual Property & Science (1)	64	50	28%		173	156	11%
Professional Division	384	343	12%		1,008	923	9%
Markets Division	382	353	8%		1,100	983	12%
Corporate expenses	(49)	(54)			(186)	(161)
Underlying operating profit	$717	$642	12%		$1,922	$1,745	10%

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (5) and Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2011	2010	Change		2011	2010	Change

Operating profit	$659	$356	85%		$1,888	$1,112	70%
Adjustments:
Amortization of other identifiable intangible assets	152	138			446	399
Integration programs expenses	39	103			151	290
Fair value adjustments	(102)	102			(112)	75
Other operating losses (gains), net	17	(18)			(302)	15
Operating profit from Other businesses (3)	(48)	(39)			(149)	(146)
Underlying operating profit	$717	$642	12%		$1,922	$1,745	10%
Adjustments:
Integration programs expenses	(39)	(103)			(151)	(290)
Depreciation and amortization of computer software (excluding Other businesses (3))	262	228			777	712
Adjusted EBITDA	$940	$767	23%		$2,548	$2,167	18%

Underlying operating profit margin	22.0%	21.2%	80	bp	20.1%	19.6%	50	bp
Adjusted EBITDA margin	28.9%	25.3%	360	bp	26.6%	24.3%	230	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2011	2010	Change		2011	2010	Change

Earnings from continuing operations	$381	$271	41%		$1,208	$708	71%
Adjustments:
Tax expense	145	33			371	143
Other finance costs (income)	35	(44)			19	(20)
Net interest expense	102	99			301	287
Amortization of other identifiable intangible assets	152	138			446	399
Amortization of computer software	155	143			481	417
Depreciation	107	104			324	347
EBITDA	$1,077	$744	45%		$3,150	$2,281	38%
Adjustments:
Share of post tax earnings in equity method investees	(4)	(3)			(11)	(6)
Other operating losses (gains), net	17	(18)			(302)	15
Fair value adjustments	(102)	102			(112)	75
EBITDA from Other businesses (3)	(48)	(58)			(177)	(198)
Adjusted EBITDA	$940	$767	23%		$2,548	$2,167	18%
Adjusted EBITDA margin	28.9%	25.3%	360	bp	26.6%	24.3%	230	bp

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit to Adjusted EBITDA (4) by Division and Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2011			Three Months Ended September 30, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$270	$73	$343	$252	$69	$321
Tax & Accounting (1)	50	27	77	41	21	62
Intellectual Property & Science (1)	64	15	79	50	14	64
Professional Division	384	115	499	343	104	447
Markets Division	382	143	525	353	120	473
Corporate expenses	(49)	4	(45)	(54)	4	(50)
Integration programs expenses	na	na	(39)	na	na	(103)
	$717	$262	$940	$642	$228	$767

	Nine Months Ended September 30, 2011			Nine Months Ended September 30, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$692	$223	$915	$654	$200	$854
Tax & Accounting (1)	143	71	214	113	62	175
Intellectual Property & Science (1)	173	43	216	156	42	198
Professional Division	1,008	337	1,345	923	304	1,227
Markets Division	1,100	428	1,528	983	392	1,375
Corporate expenses	(186)	12	(174)	(161)	16	(145)
Integration programs expenses	na	na	(151)	na	na	(290)
	$1,922	$777	$2,548	$1,745	$712	$2,167
______________________________________
** excludes Other businesses (3)

na = not applicable

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Earnings attributable to common shareholders	$369	$268	$1,182	$685
Adjustments:
Operating profit from Other businesses (3)	(48)	(39)	(149)	(146)
Fair value adjustments	(102)	102	(112)	75
Other operating losses (gains), net	17	(18)	(302)	15
Other finance costs (income)	35	(44)	19	(20)
Share of post tax earnings in equity method investees	(4)	(3)	(11)	(6)
Tax on above items	53	(9)	180	20
Interim period effective tax rate normalization (7)	(15)	(11)	(10)	(22)
Discrete tax item	13	-	(33)	-
Amortization of other identifiable intangible assets	152	138	446	399
Discontinued operations	-	(6)	(2)	-
Dividends declared on preference shares	-	(1)	(2)	(2)
Adjusted earnings from continuing operations	$470	$377	$1,206	$998
Adjusted earnings per share from continuing operations	$0.56	$0.45	$1.44	$1.19

Diluted weighted average common shares (in millions)	836.7	836.8	838.2	835.9

(1)
Thomson Reuters reorganized its reportable segments in the second quarter of 2011. The company’s four reportable segments are Legal, Tax & Accounting, Intellectual Property & Science and Markets. Prior-period amounts have been reclassified to reflect the current presentation.

(2)	Revenues from ongoing businesses are revenues from reportable segments (which excludes Other businesses (see note (3) below)) less eliminations.
(3)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.  Other businesses do not qualify as a component of the company’s four reportable segments, nor as a separate reportable segment.

(millions of US. dollars)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Other businesses	2011	2010	2011	2010
Revenues	$195	$226	$669	$705

Operating profit	$48	$39	$149	$146
Depreciation and amortization of computer software	-	19	28	52
EBITDA	$48	$58	$177	$198

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and corporate expenses. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenues	$3,453	$3,256	$10,230	$9,612
Operating expenses	(2,363)	(2,533)	(7,393)	(7,322)
Depreciation	(107)	(104)	(324)	(347)
Amortization of computer software	(155)	(143)	(481)	(417)
Amortization of other identifiable intangible assets	(152)	(138)	(446)	(399)
Other operating (losses) gains, net	(17)	18	302	(15)
Operating profit	659	356	1,888	1,112
Finance costs, net:
Net interest expense	(102)	(99)	(301)	(287)
Other finance (costs) income	(35)	44	(19)	20
Income before tax and equity method investees	522	301	1,568	845
Share of post tax earnings in equity method investees	4	3	11	6
Tax expense	(145)	(33)	(371)	(143)
Earnings from continuing operations	381	271	1,208	708
Earnings from discontinued operations, net of tax	-	6	2	-
Net earnings	$381	$277	$1,210	$708

Earnings attributable to:
Common shareholders	369	268	1,182	685
Non-controlling interests	12	9	28	23

Basic and diluted earnings per share	$0.44	$0.32	$1.41	$0.82

Basic weighted average common shares	834,645,519	832,808,582	835,624,471	831,894,085
Diluted weighted average common shares	836,712,254	836,819,348	838,203,018	835,906,590

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30,	December 31,
	2011	2010
Assets
Cash and cash equivalents	$589	$864
Trade and other receivables	1,745	1,809
Other financial assets	56	74
Prepaid expenses and other current assets	562	912
Current assets excluding assets held for sale	2,952	3,659
Assets held for sale	1,189	-
Current assets	4,141	3,659

Computer hardware and other property, net	1,413	1,567
Computer software, net	1,612	1,613
Other identifiable intangible assets, net	8,433	8,714
Goodwill	18,815	18,892
Other financial assets	379	460
Other non-current assets	557	558
Deferred tax	44	68
Total assets	$35,394	$35,531

Liabilities and equity
Liabilities
Current indebtedness	$1,083	$645
Payables, accruals and provisions	2,454	2,924
Deferred revenue	1,130	1,300
Other financial liabilities	59	142
Current liabilities excluding liabilities associated with assets held for sale	4,726	5,011
Liabilities associated with assets held for sale	193	-
Current liabilities	4,919	5,011

Long-term indebtedness	6,754	6,873
Provisions and other non-current liabilities	2,462	2,217
Other financial liabilities	89	71
Deferred tax	1,455	1,684
Total liabilities	15,679	15,856

Equity
Capital	10,276	10,284
Retained earnings	10,562	10,518
Accumulated other comprehensive loss	(1,472)	(1,480)
Total shareholders’ equity	19,366	19,322
Non-controlling interests	349	353
Total equity	19,715	19,675
Total liabilities and equity	$35,394	$35,531

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Cash provided by (used in):
Operating activities
Net earnings	$381	$277	$1,210	$708
Adjustments for:
Depreciation	107	104	324	347
Amortization of computer software	155	143	481	417
Amortization of other identifiable intangible assets	152	138	446	399
Net gains on disposals of businesses and investments	(3)	(20)	(389)	(26)
Deferred tax	(55)	(2)	(229)	(68)
Other	(3)	101	161	331
Changes in working capital and other items (1)	(158)	(265)	(349)	(433)
Operating cash flows from continuing operations	576	476	1,655	1,675
Operating cash flows from discontinued operations	-	-	-	(6)
Net cash provided by operating activities (1)	576	476	1,655	1,669

Investing activities
Acquisitions, net of cash acquired	(388)	(100)	(1,114)	(578)
(Payments for) proceeds from other disposals, net of taxes paid	(5)	12	505	30
Capital expenditures, less proceeds from disposals (1)	(218)	(259)	(759)	(817)
Other investing activities	2	(1)	39	2
Investing cash flows from continuing operations	(609)	(348)	(1,329)	(1,363)
Investing cash flows from discontinued operations	12	-	51	-
Net cash used in investing activities (1)	(597)	(348)	(1,278)	(1,363)

Financing activities
Proceeds from debt	-	729	-	1,367
Repayments of debt	(593)	(5)	(646)	(918)
Net borrowings (repayments) under short-term loan facilities	1,083	13	1,063	(1)
Repurchases of common shares	(319)	-	(319)	-
Dividends paid on preference shares	-	(1)	(2)	(2)
Dividends paid on common shares	(247)	(232)	(712)	(695)
Other financing activities	(17)	1	(31)	(5)
Net (cash used in) provided by financing activities	(93)	505	(647)	(254)

Translation adjustments on cash and cash equivalents	(10)	17	(5)	(5)
(Decrease) increase in cash and cash equivalents	(124)	650	(275)	47
Cash and cash equivalents at beginning of period	713	508	864	1,111
Cash and cash equivalents at end of period	$589	$1,158	$589	$1,158

(1)
In the second quarter of 2011, Thomson Reuters revised certain prior-period amounts in the consolidated statement of cash flow. Specifically, capital expenditures include only cash payments, whereas prior to the revision they also included accruals relating to capital expenditures. The revision had no impact on prior-periods’ increase or decrease in cash and cash equivalents, financial position or results of operations.

Capital expenditures including accrued amounts were $258 million and $720 million for the three and nine months ended September 30, 2010, respectively.

Thomson Reuters Reports Third-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1),(2)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Net cash provided by operating activities (3)	$576	$476	$1,655	$1,669
Capital expenditures, less proceeds from disposal (3)	(218)	(259)	(759)	(817)
Other investing activities	2	(1)	39	2
Dividends paid on preference shares	-	(1)	(2)	(2)
Free cash flow (2),(3)	360	215	933	852
Integration programs costs	58	100	198	321
Underlying free cash flow (1),(3)	$418	$315	$1,131	$1,173

(1)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.
(2)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(3)
There was no impact on free cash flow or underlying free cash flow as a result of the revision of prior-period amounts for “net cash provided by operating activities” and “capital expenditures, less proceeds from disposals.” See the “Consolidated Statement of Cash Flow” in this news release for additional information.